Exhibit 99.1

Outlooks On Four Peruvian Financial Institutions Revised To Negative From Stable On Same Action On Sovereign

December 14, 2022

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On Dec. 12, 2022, S&P Global Ratings revised its outlook on Peru to negative from stable after the most recent change in power and reflecting the risks stemming from the enduring political standstill and challenging relationship between the country's executive and legislative branches of government. These risks threaten to weaken the government's capacity to implement timely policies to support robust private investment and economic growth.

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Following this action, we revised the outlooks to negative from stable on four banks operating in the country that we rate at the same level as the sovereign. We rarely rate financial institutions higher than the sovereign where they operate because we consider it unlikely that these institutions would remain unaffected by developments in domestic economies.

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We also affirmed the ratings on two holding companies that are significantly exposed to Peru and that already have negative outlooks. In addition, we affirmed the ratings and stable outlooks on two entities that we rate below the sovereign.

SAO PAULO (S&P Global Ratings) Dec. 14, 2022--S&P Global Ratings today revised the outlooks to negative from stable and affirmed the ratings on four Peruvian banks: Banco de Credito del Peru (BCP), MiBanco Banco de La Microempresa S.A. (MiBanco), Scotiabank Peru S.A.A., and Banco BBVA Peru. At the same time, we affirmed the ratings and negative outlooks on two Peru-based holding companies, Credicorp Ltd. and Intercorp Financial Services Inc. (IFS). Finally, we affirmed the ratings and stable outlooks on Banco Internacional del Peru S.A.A. - Interbank and Corporacion Financiera de Desarrollo S.A. (COFIDE). Refer to the rating list below for more details.

The rating actions on the financial entities follow our revision of the outlook on Peru (foreign currency: BBB/Negative/A-2; local currency: BBB+/Negative/A-2) to negative from stable. The prolonged political impasse between Peru's executive and legislative powers has, in our view, limited the government's capacity to implement economic policies on a timely basis. While we believe still solid economic institutions limit downside risk, political volatility limits government capacity to promote growth and tackle long-standing structural productivity issues, such as a large informal sector and infrastructure investment. The country's relatively favorable external and fiscal profiles remain vulnerable to adverse political developments that could result in further erosion in investment or in poor economic policies, under a more extreme scenario.
PRIMARY CREDIT ANALYST

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www.spglobal.com/ratingsdirect	December 14, 2022

Outlooks On Four Peruvian Financial Institutions Revised To Negative From Stable On Same Action On Sovereign

Our Banking Industry Country Risk Assessment (BICRA) Of Peru Incorporates Impact Of Political Volatility

Our bank criteria use our BICRA's economic risk and industry risk scores to determine a bank's anchor, the starting point in assigning an issuer credit rating. For Peru, our anchor for a commercial bank operating only in the country is 'bbb-'. Peru's economic risk trend is negative, reflecting the downside risks for growth and investments from continued political volatility amid the ongoing recovery from the pandemic's effects. We could weaken our assessment of the BICRA's economic risk if the ongoing political developments significantly dent resilience in the economy, hurting banks' operating performance and asset quality. We will also monitor if the additional withdrawals of pension funds have implications for the banking industry. If the negative economic risk trend materializes, the starting point (anchor) when assigning a rating to a financial institution that operates in Peru would remain 'bbb-'. However, the higher economic risk score, which calibrates the risk weights for our risk-adjusted capital (RAC) framework, could lead to higher risk charges, and therefore, lower the RAC ratios for some financial institutions operating in the country. This would affect the stand-alone credit profiles (SACPs) and/or our ratings on these entities.

In our view, Peru's industry risk trend remains stable. We expect the Peruvian banking system's funding structure to remain healthy and for its regulator and central bank to continue introducing regulation in a proactive matter as needed, while shifting away from the measures introduced to contain the impact of the pandemic on the financial system. We also expect profitability remain resilient and to continue recovering to pre-pandemic levels.

Environmental, social, and governance factors have no influence on the abovementioned rating actions.

Outlook

BCP

The negative outlook on BCP reflects the outlook on Peru. We could lower the sovereign ratings if prolonged political impasse or further adverse developments reduce the predictability of policymaking or worsen institutional stability, auguring badly for economic policy outcomes.

On the other hand, if higher risks materialize that damage the operating conditions for banks in Peru--indicated by a downward revision of the BICRA economic risk score--it could hurt the bank's capitalization and intrinsic credit fundamentals, but not the ratings.

Downside scenario

We expect that the ratings on the bank will move in tandem with those on the sovereign in the next 12-24 months because of BCP's high exposure to the domestic market. We rarely rate financial institutions higher than the sovereign where they operate because we consider it unlikely that these institutions would remain unaffected by developments in domestic economies.

Upside scenario

Outlooks On Four Peruvian Financial Institutions Revised To Negative From Stable On Same Action On Sovereign
We could revise the outlook on BCP to stable if we were to take a similar action on the sovereign.

MiBanco

The negative outlook on MiBanco reflects that on its parent, BCP, as long as the former remains a core subsidiary to the group.

Downside scenario

We could downgrade MiBanco in the next 24 months if we take the same action on BCP, which in turn could happen if we downgrade Peru.

Upside scenario

We could revise the outlook on MiBanco to stable if we were to take a similar action on BCP.

Scotiabank Peru

The negative outlook on Scotiabank Peru reflects the outlook on Peru. We could lower the sovereign ratings if prolonged political impasse or further adverse developments reduce the predictability of policymaking or worsen institutional stability, auguring badly for economic policy outcomes.

On the other hand, a downward revision of the bank's SACP (for instance, because of lower capitalization or higher credit risks) wouldn't result in a downgrade, given that Scotiabank Peru is a strategically important subsidiary that could receive group support, which could result in up to three notches of uplift to the rating above Scotiabank Peru's SACP.

Downside scenario

We expect that the ratings on the bank will move in tandem with those on the sovereign in the next 12-24 months because of Scotiabank Peru's high exposure to the domestic market. We rarely rate financial institutions higher than the sovereign where they operate because we consider it unlikely that these institutions would remain unaffected by developments in domestic economies.

Upside scenario

We could revise the outlook on Scotiabank Peru to stable if we were to take a similar action on the sovereign.

Banco BBVA Peru

The negative outlook on Banco BBVA Peru reflects the outlook on Peru. We could lower the sovereign ratings if prolonged political impasse or further adverse developments reduce the predictability of policymaking or worsen institutional stability, auguring badly for economic policy outcomes.

On the other hand, A downward revision of the bank's SACP (for instance, because of lower

Outlooks On Four Peruvian Financial Institutions Revised To Negative From Stable On Same Action On Sovereign
capitalization or higher credit risks) wouldn't result in a downgrade, given that Banco BBVA Peru is a strategically important subsidiary that could receive group support, which could result in up to three notches of uplift to the rating above the bank's SACP.

Downside scenario

We expect that the ratings on the bank will move in tandem with those on the sovereign in the next 12-24 months because of Banco BBVA Peru 's high exposure to the domestic market. We rarely rate financial institutions higher than the sovereign where they operate because we consider it unlikely that these institutions would remain unaffected by developments in domestic economies.

Upside scenario

We could revise the outlook on Banco BBVA Peru to stable if we were to take a similar action on the sovereign.

Interbank

The stable outlook on Interbank in the next 24 months reflects our expectation that it will maintain stable credit fundamentals.

A potential downgrade of Peru wouldn't directly affect Interbank because we already rate it below the sovereign.

Downside scenario

We could lower the ratings if we downgrade Peru, together with a downward revision of Interbank's SACP by one notch. However, we don't consider this scenario likely at this point.

Upside scenario

We could take a positive rating action on the bank if we were to revise upward its SACP due to consistent strengthening in its capital.

IFS

The negative outlook on IFS reflects the potential effects of Peru's deteriorating credit fundamentals, along with those of the financial system, on the company's asset portfolio, fundamentals, and dividend stream. The outlook also incorporates the negative trend of the economic risk in Peru's BICRA that could pressure IFS's RAC ratio.

Downside scenario

We could lower the ratings if the deterioration in business conditions results in a significant weakening in dividend flows received by the holding company. We could also downgrade IFS if higher risks materialize that damage the operating conditions for banks in Peru--indicated by a downward revision of the BICRA's economic risk score--hurting the bank's capitalization and intrinsic credit fundamentals.

Outlooks On Four Peruvian Financial Institutions Revised To Negative From Stable On Same Action On Sovereign
Upside scenario

We could revise the outlook on IFS to stable in the next 18-24 months if we take a similar action on the sovereign or if capitalization metrics improve, enabling IFS to withstand a potential revision of the BICRA's economic risk score to a weaker category.

Credicorp

The negative outlook on Credicorp reflects the potential effects of Peru's deteriorating credit fundamentals, along with those of the financial system, on the company's asset portfolio, fundamentals, and dividend stream. Credicorp receives a substantial portion of dividends from its Peruvian operations across various financial segments. However, Credicorp has substantial liquid assets that ensure debt service coverage, even in a scenario of low or no dividends.

Downside scenario

A downgrade of Peru in the next 24 months could trigger a similar action on Credicorp.

Upside scenario

We could revise the outlook on Credicorp to stable if we were to take a similar action on the sovereign, while the entity's credit fundamentals remain unchanged.

COFIDE

The stable outlook on COFIDE in the next 24 months reflects our expectation that its intrinsic creditworthiness will remain stable, with a RAC ratio above 5% in 2022-2024 even if credit risk charges increase following a potential downgrade of the sovereign and a weaker BICRA assessment. In addition, we expect the government to continue providing support to COFIDE given our view that it will remain the government's important financing tool in its plans to restart the domestic infrastructure sector, while the entity continues to be a key lending intermediary to small and midsize enterprises.

Downside scenario

We could lower the ratings on COFIDE following a two-notch downgrade of Peru, or if we were to revise downward COFIDE's SACP by two notches to 'b'. We could also downgrade COFIDE if we both downgrade Peru and revise down the entity's SACP by one notch. However, we think such scenarios are unlikely for the next two years.

Upside scenario

An upgrade of the entity is highly unlikely at this point, given the current challenging conditions for the Peruvian government that limit its capacity to provide support to this government entity.

Outlooks On Four Peruvian Financial Institutions Revised To Negative From Stable On Same Action On Sovereign
Related Criteria

-	General Criteria: Hybrid Capital: Methodology And Assumptions, March 2, 2022

-	Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Dec. 9, 2021

-	Criteria | Financial Institutions | General: Financial Institutions Rating Methodology, Dec. 9, 2021
-	General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021
-	General Criteria: Group Rating Methodology, July 1, 2019

-	Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, July 20, 2017
-	General Criteria: Methodology For Linking Long-Term And Short-Term Ratings, April 7, 2017

-	General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015
-	General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013
-	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

-	Criteria | Insurance | General: Refined Methodology And Assumptions For Analyzing Insurer Capital Adequacy Using The Risk-Based Insurance Capital Model, June 7, 2010

Related Research

-	Peru Outlook Revised To Negative On Heightened Political Risk; 'BBB/A-2' Foreign Currency Ratings Affirmed Dec. 12, 2022
-	Banking Industry Country Risk Assessment: Peru, Sept. 27, 2022

Ratings List

Ratings Affirmed; Outlook Action
	To	From
Banco de Credito del Peru
Issuer credit rating	BBB/Negative/A-2	BBB/Stable/A-2
MiBanco Banco de La Microempresa S.A.
Issuer credit rating	BBB/Negative/A-2	BBB/Stable/A-2
Scotiabank Peru S.A.A.
Issuer credit rating	BBB/Negative/A-2	BBB/Stable/A-2
Banco BBVA Peru
Issuer credit rating	BBB/Negative/A-2	BBB/Stable/A-2

Outlooks On Four Peruvian Financial Institutions Revised To Negative From Stable On Same Action On Sovereign
Ratings Affirmed
Banco Internacional del Peru S.A.A - Interbank
Issuer credit rating	BBB-/Stable/--
Intercorp Financial Services Inc.
Issuer credit rating	BBB-/Negative/A-3
Credicorp Ltd.
Issuer credit rating	BBB/Negative/--
Corporacion Financiera de Desarrollo S.A.
Issuer credit rating	BBB-/Stable/A-3

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings' public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

Outlooks On Four Peruvian Financial Institutions Revised To Negative From Stable On Same Action On Sovereign
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